Exhibit I

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

c/o 2600 – 200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Seaspan Enters Into Definitive Agreements for $250 Million Unsecured 5.50% Debenture

and Warrant Investment with Fairfax Financial Holdings Limited

HONG KONG, January 17, 2018 /CNW/ — Seaspan Corporation (NYSE: SSW) (“Seaspan” or the “Company”) announced today that Fairfax Financial Holdings Limited, through certain subsidiaries (collectively, “Fairfax”), has entered into definitive agreements for the previously announced US$250 million investment in Seaspan 5.5% interest bearing unsecured debentures (the “Debentures”) and Class A Common Share purchase warrants (the “Warrants”). The transaction is expected to close before March 1st, and Seaspan intends to use the proceeds from the investment to fund future growth initiatives, debt repayment and for general corporate purposes.

David Sokol, Chairman of Seaspan Corporation, commented, “I am very pleased to announce the finalization of our agreements with Fairfax, and look forward to beginning our partnership at such an exciting time for the company. Under Bing’s leadership, Seaspan will continue to grow and optimize the franchise in order to benefit our investors, customers, employees, and other key stakeholders.”

“We are excited about our investment and partnership with Seaspan.” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. “I have known both David Sokol and Dennis Washington for many years through the Horatio Alger Association. David has one of the most outstanding records I have come across, as he built Mid American Energy from revenue of $116 million in 1991 to revenue of $11 billion in 2010, while net income increased from $27 million to $1.2 billion over the same period, representing a compound growth rate of 22.4% per year. David is a man of the highest integrity and we are proud to partner with him. Dennis, of course, is one of North America’s most successful entrepreneurs and a wonderful human being.”

Bing Chen, Chief Executive Officer of Seaspan, commented “The Fairfax investment is a significant milestone that will better focus our efforts on leveraging our industry leading position to take advantage of accretive growth opportunities going forward. We welcome the insights that Fairfax will bring to our board, while our extraordinary Seaspan team continues to provide the best solutions to our customers around the world.”

Dennis R. Washington, whose family is Seaspan’s largest shareholder, commented, “The support from an organization with the quality of Fairfax and track record of Prem Watsa validates the investment merits of Seaspan. Fairfax aligns with our long-term vision for Seaspan and we look forward to a very long relationship with them.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from the registration requirements. The securities have not been registered under the United States Securities Act of 1933, as amended.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 110 containerships representing a total capacity of approximately 900,000 TEU, including 4 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2018. Seaspan’s current operating fleet of 90 vessels has an average age of approximately six years and average remaining lease period of approximately five years, on a TEU weighted basis.

About Fairfax Financial Holdings Limited

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management. Fairfax’s corporate objective is to achieve a high rate of return on invested capital and build long-term shareholder value. Fairfax seeks to differentiate itself by combining disciplined underwriting with the investment of its assets on a total return basis, which Fairfax believes provides above-average returns over the long-term.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:
SSW	Class A common shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSW PR G	Series G preferred shares
SSW PR H	Series H preferred shares
SSWN	6.375% senior unsecured notes due 2019
SSWA	7.125% senior unsecured notes due 2027

For Investor Relations Inquiries:

Mr. David Spivak

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2580

Mr. Michael Sieffert

Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Seaspan Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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